UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

(Name of Applicant)*

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
First-Priority Senior Secured Floating Rate Notes Due 2023	$306,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

John Payne

Chief Executive Officer

Caesars Entertainment Operating Company, Inc.

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Name and Address of Agent for Service)

Copies to:

Carol Anne Huff

Ana Sempertegui

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*	The Co-Applicants listed on the following page are also included in this Form T-3 as Applicants.

Caesars Entertainment Corporation (“CEC”), the parent of Caesars Entertainment Operating Company, Inc. (“CEOC”), is expected to give a modified collection guarantee in respect of the First-Priority Senior Secured Floating Rate Notes due 2023 (the “Notes”) as of the Effective Date pursuant to a guaranty agreement and is a co-applicant on this Form T-3. In addition, the following direct and indirect subsidiaries of CEOC are expected to be guarantors (the “Expected Subsidiary Guarantors” and, together with CEC and CEOC, the “Applicants”) of the Notes as of the Effective Date and are co-applicants on this Form T-3.

Table of Co-Applicants

Name of Parent Guarantor

Caesars Entertainment Corporation

Name of Expected Subsidiary Guarantors (1)

190 Flamingo, LLC

3535 LV Corp. (f/k/a Harrah’s Imperial Palace)

AJP Holdings, LLC

AJP Parent, LLC

B I Gaming Corporation

Bally’s Midwest Casino, Inc.

Bally’s Park Place, Inc.

Benco, Inc.

Biloxi Hammond, LLC

Biloxi Village Walk Development, LLC

BL Development Corp.

Boardwalk Regency Corporation

Caesars Entertainment Canada Holding, Inc.

Caesars Entertainment Finance Corp.

Caesars Entertainment Golf, Inc.

Caesars Entertainment Retail, Inc.

Caesars India Sponsor Company, LLC

Caesars License Company, LLC (f/k/a Harrah’s License Company, LLC)

Caesars Marketing Services Corporation (f/k/a Harrah’s Marketing Services Corporation)

Caesars New Jersey, Inc.

Caesars Palace Corporation

Caesars Palace Realty Corporation

Caesars Palace Sports Promotions, Inc.

Caesars Riverboat Casino, LLC

Caesars Trex, Inc.

Caesars United Kingdom, Inc.

Caesars World Marketing Corporation

Caesars World Merchandising, Inc.

Caesars World, Inc.

California Clearing Corporation

Casino Computer Programming, Inc.

Chester Facility Holding Company, LLC

Consolidated Supplies, Services and Systems

CZL Development Company, LLC

DCH Exchange, LLC

DCH Lender, LLC

Desert Palace, Inc.

Durante Holdings, LLC

East Beach Development Corporation

FHR Corporation

Flamingo-Laughlin, Inc. (f/k/a Flamingo Hilton-Laughlin, Inc.)

GCA Acquisition Subsidiary, Inc.

GNOC, Corp.

Grand Casinos of Biloxi, LLC (f/k/a Grand Casinos of Mississippi, Inc.—Biloxi)

Grand Casinos of Mississippi, LLC—Gulfport

Grand Casinos, Inc.

Grand Media Buying, Inc.

Harrah South Shore Corporation

Harrah’s Arizona Corporation

Harrah’s Bossier City Investment Company, L.L.C.

Harrah’s Bossier City Management Company, LLC

Harrah’s Chester Downs Investment Company, LLC

Harrah’s Chester Downs Management Company, LLC

Harrah’s Illinois Corporation

Harrah’s Interactive Investment Company

Harrah’s International Holding Company, Inc.

Harrah’s Investments, Inc. (f/k/a Harrah’s Wheeling Corporation)

Harrah’s Iowa Arena Management, LLC

Harrah’s Management Company

Harrah’s Maryland Heights Operating Company

Harrah’s MH Project, LLC

Harrah’s NC Casino Company, LLC

Harrah’s New Orleans Management Company

Harrah’s North Kansas City LLC (f/k/a Harrah’s North Kansas City I LLC)

Harrah’s Operating Company Memphis, LLC

Harrah’s Pittsburgh Management Company

Harrah’s Reno Holding Company, Inc.

Harrah’s Shreveport Investment Company, LLC

Harrah’s Shreveport Management Company, LLC

Harrah’s Shreveport/Bossier City Holding Company, LLC

Harrah’s Shreveport/Bossier City Investment Company, LLC

Harrah’s Southwest Michigan Casino Corporation

Harrah’s Travel, Inc.

Harrah’s West Warwick Gaming Company, LLC

Harveys BR Management Company, Inc.

Harveys C.C. Management Company, Inc.

Harveys Iowa Management Company, Inc.

Harveys Tahoe Management Company, Inc.

H-BAY, LLC

HBR Realty Company, Inc.

HCAL, LLC

HCR Services Company, Inc.

HEI Holding Company One, Inc.

HEI Holding Company Two, Inc.

HHLV Management Company, LLC

Hole in the Wall, LLC

Horseshoe Entertainment

Horseshoe Gaming Holding, LLC

Horseshoe GP, LLC

Horseshoe Hammond, LLC

Horseshoe Shreveport, L.L.C.

HTM Holding, Inc.

Koval Holdings Company, LLC

Koval Investment Company, LLC

Las Vegas Golf Management, LLC

Las Vegas Resort Development, Inc.

LVH Corporation

Martial Development Corp.

Nevada Marketing, LLC

New Gaming Capital Partnership

Ocean Showboat, Inc.

Parball Corporation

PHW Manager, LLC

Players Bluegrass Downs, Inc.

Players Development, Inc.

Players Holding, LLC

Players International, LLC

Players LC, LLC

Players Maryland Heights Nevada, LLC

Players Resources, Inc.

Players Riverboat II, LLC

Players Riverboat Management, LLC

Players Riverboat, LLC

Players Services, Inc.

Reno Crossroads LLC

Reno Projects, Inc.

Rio Development Company, Inc.

Robinson Property Group Corp.

Roman Entertainment Corporation of Indiana

Roman Holding Corporation of Indiana

Showboat Atlantic City Mezz 1, LLC

Showboat Atlantic City Mezz 2, LLC

Showboat Atlantic City Mezz 3, LLC

Showboat Atlantic City Mezz 4, LLC

Showboat Atlantic City Mezz 5, LLC

Showboat Atlantic City Mezz 6, LLC

Showboat Atlantic City Mezz 7, LLC

Showboat Atlantic City Mezz 8, LLC

Showboat Atlantic City Mezz 9, LLC

Showboat Atlantic City Operating Company, LLC

Showboat Atlantic City Propco, LLC

Showboat Holding, Inc.

Southern Illinois Riverboat/Casino Cruises, Inc.

Tahoe Garage Propco, LLC

TRB Flamingo, LLC

Trigger Real Estate Corporation

Tunica Roadhouse Corporation (f/k/a Sheraton Tunica Corporation)

Village Walk Construction, LLC

Winnick Holdings, LLC

Winnick Parent, LLC

(1)	It is anticipated that at the Effective Date, all Expected Subsidiary Guarantors which are corporations will be converted into limited liability companies.

EXPLANATORY NOTE

Reference is made to the Disclosure Statement for the Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which are included herein as Exhibits T3E-1 and T3E-2, respectively. Pursuant to the Plan of Reorganization, the historical business of CEOC will be separated by means of a spin off into an operating company, which will be a newly formed Delaware limited liability company (referred to herein as “CEOC LLC”) and a real estate investment trust, which will own substantially all of CEOC’s real estate assets. On the Effective Date, CEOC will merge with and into CEOC LLC, with CEOC LLC surviving the merger. CEOC LLC will lease back the transferred real property pursuant to master leases and an affiliate of CEOC LLC will manage such properties.

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization (1)	Jurisdiction
Caesars Entertainment Operating Company, Inc.	Corporation	Delaware
Caesars Entertainment Corporation	Corporation	Delaware
190 Flamingo, LLC	Limited liability company	Nevada
3535 LV Corp. (f/k/a Harrah’s Imperial Palace)	Corporation	Nevada
AJP Holdings, LLC	Limited liability company	Delaware
AJP Parent, LLC	Limited liability company	Delaware
B I Gaming Corporation	Corporation	Nevada
Bally’s Midwest Casino, Inc.	Corporation	Delaware
Bally’s Park Place, Inc.	Corporation	New Jersey
Benco, Inc.	Corporation	Nevada
Biloxi Hammond, LLC	Limited liability company	Delaware
Biloxi Village Walk Development, LLC	Limited liability company	Delaware
BL Development Corp.	Corporation	Minnesota
Boardwalk Regency Corporation	Corporation	New Jersey
Caesars Entertainment Canada Holding, Inc.	Corporation	Nevada
Caesars Entertainment Finance Corp.	Corporation	Nevada
Caesars Entertainment Golf, Inc.	Corporation	Nevada
Caesars Entertainment Retail, Inc.	Corporation	Nevada
Caesars India Sponsor Company, LLC	Limited liability company	Nevada
Caesars License Company, LLC (f/k/a Harrah’s License Company, LLC)	Limited liability company	Nevada
Caesars Marketing Services Corporation (f/k/a Harrah’s Marketing Services Corporation)	Corporation	Nevada
Caesars New Jersey, Inc.	Corporation	New Jersey
Caesars Palace Corporation	Corporation	Delaware
Caesars Palace Realty Corporation	Corporation	Nevada
Caesars Palace Sports Promotions, Inc.	Corporation	Nevada
Caesars Riverboat Casino, LLC	Limited liability company	Indiana
Caesars Trex, Inc.	Corporation	Delaware
Caesars United Kingdom, Inc.	Corporation	Nevada
Caesars World Marketing Corporation	Corporation	New Jersey
Caesars World Merchandising, Inc.	Corporation	Nevada
Caesars World, Inc.	Corporation	Florida
California Clearing Corporation	Corporation	California
Casino Computer Programming, Inc.	Corporation	Indiana
Chester Facility Holding Company, LLC	Limited liability company	Delaware

Name	Form of Organization (1)	Jurisdiction
Consolidated Supplies, Services and Systems	Corporation	Nevada
CZL Development Company, LLC	Limited liability company	Delaware
DCH Exchange, LLC	Limited liability company	Nevada
DCH Lender, LLC	Limited liability company	Nevada
Desert Palace, Inc.	Corporation	Nevada
Durante Holdings, LLC	Limited liability company	Nevada
East Beach Development Corporation	Corporation	Mississippi
FHR Corporation	Corporation	Nevada
Flamingo-Laughlin, Inc. (f/k/a Flamingo Hilton-Laughlin, Inc.)	Corporation	Nevada
GCA Acquisition Subsidiary, Inc.	Corporation	Minnesota
GNOC, Corp.	Corporation	New Jersey
Grand Casinos of Biloxi, LLC (f/k/a Grand Casinos of Mississippi, Inc.—Biloxi)	Limited liability company	Minnesota
Grand Casinos of Mississippi, LLC—Gulfport	Limited liability company	Mississippi
Grand Casinos, Inc.	Corporation	Minnesota
Grand Media Buying, Inc.	Corporation	Minnesota
Harrah South Shore Corporation	Corporation	California
Harrah’s Arizona Corporation	Corporation	Nevada
Harrah’s Bossier City Investment Company, L.L.C.	Limited liability company	Louisiana
Harrah’s Bossier City Management Company, LLC	Limited liability company	Nevada
Harrah’s Chester Downs Investment Company, LLC	Limited liability company	Delaware
Harrah’s Chester Downs Management Company, LLC	Limited liability company	Nevada
Harrah’s Illinois Corporation	Corporation	Nevada
Harrah’s Interactive Investment Company	Corporation	Nevada
Harrah’s International Holding Company, Inc.	Corporation	Delaware
Harrah’s Investments, Inc. (f/k/a Harrah’s Wheeling Corporation)	Corporation	Nevada
Harrah’s Iowa Arena Management, LLC	Limited liability company	Delaware
Harrah’s Management Company	Corporation	Nevada
Harrah’s Maryland Heights Operating Company	Corporation	Nevada
Harrah’s MH Project, LLC	Limited liability company	Delaware
Harrah’s NC Casino Company, LLC	Limited liability company	North Carolina
Harrah’s New Orleans Management Company	Corporation	Nevada
Harrah’s North Kansas City LLC (f/k/a Harrah’s North Kansas City I LLC)	Limited liability company	Missouri
Harrah’s Operating Company Memphis, LLC	Limited liability company	Delaware
Harrah’s Pittsburgh Management Company	Corporation	Nevada
Harrah’s Reno Holding Company, Inc.	Corporation	Nevada

Name	Form of Organization (1)	Jurisdiction
Harrah’s Shreveport Investment Company, LLC	Limited liability company	Nevada
Harrah’s Shreveport Management Company, LLC	Limited liability company	Nevada
Harrah’s Shreveport/Bossier City Holding Company, LLC	Limited liability company	Delaware
Harrah’s Shreveport/Bossier City Investment Company, LLC	Limited liability company	Delaware
Harrah’s Southwest Michigan Casino Corporation	Corporation	Nevada
Harrah’s Travel, Inc.	Corporation	Nevada
Harrah’s West Warwick Gaming Company, LLC	Limited liability company	Delaware
Harveys BR Management Company, Inc.	Corporation	Nevada
Harveys C.C. Management Company, Inc.	Corporation	Nevada
Harveys Iowa Management Company, Inc.	Corporation	Nevada
Harveys Tahoe Management Company, Inc.	Corporation	Nevada
H-BAY, LLC	Limited liability company	Nevada
HBR Realty Company, Inc.	Corporation	Nevada
HCAL, LLC	Limited liability company	Nevada
HCR Services Company, Inc.	Corporation	Nevada
HEI Holding Company One, Inc.	Corporation	Nevada
HEI Holding Company Two, Inc.	Corporation	Nevada
HHLV Management Company, LLC	Limited liability company	Nevada
Hole in the Wall, LLC	Limited liability company	Nevada
Horseshoe Entertainment	Limited partnership	Louisiana
Horseshoe Gaming Holding, LLC	Limited liability company	Delaware
Horseshoe GP, LLC	Limited liability company	Nevada
Horseshoe Hammond, LLC	Limited liability company	Indiana
Horseshoe Shreveport, L.L.C.	Limited liability company	Louisiana
HTM Holding, Inc.	Corporation	Nevada
Koval Holdings Company, LLC	Limited liability company	Delaware
Koval Investment Company, LLC	Limited liability company	Nevada
Las Vegas Golf Management, LLC	Limited liability company	Nevada
Las Vegas Resort Development, Inc.	Corporation	Nevada
LVH Corporation	Corporation	Nevada
Martial Development Corp.	Corporation	New Jersey
Nevada Marketing, LLC	Limited liability company	Nevada
New Gaming Capital Partnership	Limited partnership	Nevada
Ocean Showboat, Inc.	Corporation	New Jersey
Parball Corporation	Corporation	Nevada
PHW Manager, LLC	Limited liability company	Nevada
Players Bluegrass Downs, Inc.	Corporation	Kentucky
Players Development, Inc.	Corporation	Nevada
Players Holding, LLC	Limited liability company	Nevada

Name	Form of Organization (1)	Jurisdiction
Players International, LLC	Limited liability company	Nevada
Players LC, LLC	Limited liability company	Nevada
Players Maryland Heights Nevada, LLC	Limited liability company	Nevada
Players Resources, Inc.	Corporation	Nevada
Players Riverboat II, LLC	Limited liability company	Louisiana
Players Riverboat Management, LLC	Limited liability company	Nevada
Players Riverboat, LLC	Limited liability company	Nevada
Players Services, Inc.	Corporation	New Jersey
Reno Crossroads LLC	Limited liability company	Delaware
Reno Projects, Inc.	Corporation	Nevada
Rio Development Company, Inc.	Corporation	Nevada
Robinson Property Group Corp.	Corporation	Mississippi
Roman Entertainment Corporation of Indiana	Corporation	Indiana
Roman Holding Corporation of Indiana	Corporation	Indiana
Showboat Atlantic City Mezz 1, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 2, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 3, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 4, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 5, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 6, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 7, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 8, LLC	Limited liability company	Delaware
Showboat Atlantic City Mezz 9, LLC	Limited liability company	Delaware
Showboat Atlantic City Operating Company, LLC	Limited liability company	New Jersey
Showboat Atlantic City Propco, LLC	Limited liability company	Delaware
Showboat Holding, Inc.	Corporation	Nevada
Southern Illinois Riverboat/Casino Cruises, Inc.	Corporation	Illinois
Tahoe Garage Propco, LLC	Limited liability company	Delaware
TRB Flamingo, LLC	Limited liability company	Nevada
Trigger Real Estate Corporation	Corporation	Nevada
Tunica Roadhouse Corporation (f/k/a Sheraton Tunica Corporation)	Corporation	Delaware
Village Walk Construction, LLC	Limited liability company	Delaware
Winnick Holdings, LLC	Limited liability company	Delaware
Winnick Parent, LLC	Limited liability company	Delaware

(1)	It is anticipated that at the Effective Date, all Expected Subsidiary Guarantors which are corporations will be converted into limited liability companies.

2.	Securities Act Exemption Applicable.

Prior to the Effective Date, the Applicants intend to offer, under the terms and subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, an aggregate principal amount of up to $306.0 million of Notes to holders of claims under CEOC’s 11.25% Senior Secured Notes due 2017, 8.50% Senior Secured Notes due 2020 and 9.00% Senior Secured Notes due 2020 (collectively, the “Claims”). The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933, as amended (the “Securities Act”), and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the offer of the Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the Claims for Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3.	Affiliates.

(a) The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)	For a list of the subsidiaries of CEC, including CEOC and its subsidiaries, see Exhibit 99.1 hereto, which is incorporated herein by reference.
(2)	For a list of the subsidiaries of CEOC, see Exhibit 99.2 hereto, which is incorporated herein by reference.

(b) The following diagram indicates the expected relationship of the Applicants to each of their respective affiliates as of the Effective Date. All of the entities appearing below are expected to exist as of the Effective Date. Connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1)	The percentage ownership of CEC’s voting securities following the Effective Date cannot be determined at this time. On the Effective Date, Caesars Acquisition Corporation, an affiliate of CEC (“CAC”), will merge with and into CEC, with CEC surviving the merger. Stockholders of CAC will receive common stock of CEC in connection with this merger. The amount of voting securities held by particular parties cannot be determined until the solicitation of approval of the Plan of Reorganization and the merger of CAC into CEC are completed.
(2)	It is anticipated that, as of the Effective Date, CEC will own 100% of the limited liability company interests of CEOC LLC. For a list of the subsidiaries of CEC, including CEOC and its subsidiaries, see Exhibit 99.1 hereto, which is incorporated herein by reference.
(3)	On the Effective Date, CEOC will merge with and into CEOC LLC, with CEOC LLC surviving the merger.
(4)	It is anticipated that the subsidiaries of CEOC will continue to be subsidiaries of CEOC LLC upon the consummation of the Plan of Reorganization. For a list of the expected subsidiaries of CEOC LLC, see Exhibit 99.2 hereto, which is incorporated herein by reference.

(c) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(d) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a) Directors and Executive Officers of CEOC. As of the date of this application, the executive officers and directors of CEOC are as set forth below. The mailing address and telephone number of each of them is c/o Caesars Entertainment Operating Company, Inc., One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

Name	Position
David Bonderman	Director
Kelvin Davis	Director
Gary Loveman	Director
David Sambur	Director
Ronen Stauber	Director
Steven Winograd	Director
John Payne	President and Chief Executive Officer
Mary Elizabeth Higgins	Chief Financial Officer
Timothy Lambert	General Counsel
Randall S. Eisenberg	Chief Restructuring Officer

(b) Directors and Executive Officers of CEC. As of the date of this application, the executive officers and directors of CEC are as set forth below. The mailing address and telephone number of each of them is c/o Caesars Entertainment Corporation, One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

Name	Position
Jeffrey Benjamin	Director
David Bonderman	Director
Kelvin Davis	Director
Mark P. Frissora	Director, Chief Executive Officer and President
Fred J. Kleisner	Director
Gary Loveman	Director
Eric Press	Director
Marc Rowan	Director
David Sambur	Director
Christopher J. Williams	Director
Janis Jones Blackhurst	Executive Vice President, Communications and Government Relations

Richard D. Broome	Executive Vice President, Public Affairs and Communications
Keith A. Causey	Chief Accounting Officer
Timothy Donovan	Executive Vice President, General Counsel and Chief Regulatory and Compliance Officer
Eric Hession	Executive Vice President and Chief Financial Officer
Thomas Jenkin	Global President of Destination Markets
Gregory Miller	Executive Vice President, Domestic Development
Bob Morse	President of Hospitality
Les Ottolenghi	Executive Vice President and Chief Information Officer
Mary Thomas	Executive Vice President, Human Resources
Steven Tight	President, International Development

(c) Directors and Executive Officers of the Expected Subsidiary Guarantors. As of the date of this application, the executive officers and directors, managers, managing members or general partners, as applicable, of the Expected Subsidiary Guarantors are set forth on Exhibit 99.3 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o Caesars Entertainment Operating Company, Inc., One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000.

5.	Principal Owners of Voting Securities.

(a) As of July 1, 2016, CEC owned 1,293,900 shares of common stock of CEOC, representing 89% of CEOC’s voting securities. The mailing address and telephone number of CEC is c/o Caesars Entertainment Corporation, One Caesars Palace Drive, Las Vegas, Nevada 89109; telephone number (702) 407-6000. As of the date of this application, no other person owned more than 10% of the voting securities of CEOC.

It is anticipated that, as of the Effective Date, CEC will own 100% of the limited liability company interests of CEOC LLC.

(b) As of July 1, 2016, affiliates of Apollo Global Management, LLC and TPG Capital, LP owned an aggregate 87,605,299 shares of common stock of CEC, representing 60.1% of CEC’s voting securities. All shares held by these entities are subject to the irrevocable proxy granting Hamlet Holdings LLC sole voting and sole dispositive power with respect to such shares. The members of Hamlet Holdings LLC are Leon Black, Joshua Harris and Marc Rowan, each of whom is affiliated with Apollo Global Management, LLC, and David Bonderman and James Coulter, each of whom is affiliated with the TPG Capital, LP. The address of the affiliates of Apollo Global Management, LLC is c/o Apollo Management, LP, 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of the affiliates of TPG Capital, LP is c/o TPG Global, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. As of the date of this application, no other person owned more than 10% of the voting securities of CEC.

At this time it is not possible to determine the percentage ownership of CEC’s voting securities following the Effective Date. On the Effective Date, CAC will merge with and into CEC, with CEC surviving the merger. Stockholders of CAC will receive common stock of CEC in connection with this merger. The amount of voting securities held by particular parties cannot be determined until the solicitation of approval of the Plan of Reorganization and the merger of CAC into CEC are completed.

(c) As of July 1, 2016, the ownership of voting securities of each of the Expected Subsidiary Guarantors is set forth in Exhibit 99.4 hereto, which is incorporated herein by reference.

It is anticipated that, as of the Effective Date, the owners of voting securities of the Expected Subsidiary Guarantors will continue as set forth in Exhibit 99.4 hereto, which is incorporated herein by reference.

UNDERWRITERS

6.	Underwriters.

(a) No person has acted as an underwriter of any securities of CEOC or the Expected Subsidiary Guarantors within three years prior to the date of filing this application.

In October 2013, Credit Suisse Securities (USA) LLC (Eleven Madison Avenue, New York, New York 10010) was the underwriter of 10,000,000 shares of common stock, par value $0.01 per share, issued by CEC.

(b) No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of CEOC as of July 1, 2016:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	1,250,000,000	1,457,795
Preferred Stock, par value $0.01 per share	125,000,000	—
11.25% Senior Secured Notes due 2017	N/A	$2,095,000,000
8.50% Senior Secured Notes due 2020	N/A	$1,250,000,000
9.00% Senior Secured Notes due 2020	N/A	$3,000,000,000
12.75% Second-Priority Senior Secured Notes due 2018	N/A	$750,000,000
10.00% Second-Priority Senior Secured Notes due 2018	N/A	$4,484,600,000
10.00% Second-Priority Senior Secured Notes due 2015	N/A	$3,600,000
10.75% Senior Notes due 2016	N/A	$478,600,000
6.50% Unsecured Senior Debt due 2016	N/A	$296,700,000
5.75% Unsecured Senior Debt due 2017	N/A	$233,300,000

Each holder of common stock of CEOC has one vote on all matters to be voted upon by stockholders with no cumulative voting rights. CEOC has not issued certificates of designations specifying, or otherwise amended its charter to specify, the voting rights of holders of preferred stock. Holders of the series of notes of CEOC listed above have the voting rights with respect to the respective series of notes set forth under the respective indenture.

At this time, it is not possible to provide the amount of CEOC LLC’s limited liability company interests authorized and outstanding following the Effective Date. It is anticipated that, as of the Effective Date, CEOC LLC will have (i) issued the Notes and (ii) issued approximately up to $547.0 million in aggregate principal amount of 8.50% Second-Priority Senior Secured Notes due 2024.

(b) The following table sets forth information with respect to each authorized class of securities of CEC as of July 1, 2016:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	1,250,000,000	145,981,454
Preferred Stock, par value $0.01 per share	125,000,000	—

Each holder of common stock of CEC has one vote on all matters to be voted upon by stockholders. CEC has not issued certificates of designations specifying, or otherwise amended its charter to specify, the voting rights of holders of preferred stock.

At this time, it is not possible to determine the amount of CEC’s authorized and outstanding voting securities following the Effective Date. On the Effective Date, CAC will merge with and into CEC, with CEC surviving the merger. Stockholders of CAC will receive common stock of CEC in connection with this merger. The amount of voting securities held by particular parties cannot be determined until the solicitation of approval of the Plan of Reorganization and the merger of CAC into CEC are completed.

(c) The information with respect to each authorized class of securities of the Expected Subsidiary Guarantors as of July 1, 2016 is set forth in the capitalization table attached to this Form T-3 as Exhibit 99.3 hereto, which is incorporated herein by reference.

Except as otherwise set forth in such Expected Subsidiary Guarantor’s governing document, or with respect to Expected Subsidiary Guarantors, which interests are held by a sole member or sole partner, as applicable, holders of membership interests of each Expected Subsidiary Guarantor that is a limited liability company are entitled to one vote per limited liability company interest, holders of limited partnership interests of each Expected Subsidiary Guarantor that is a partnership are entitled to one vote per partnership interest, and holders of common stock of each Expected Subsidiary Guarantor that is a corporation are entitled to one vote per share and vote as a single class.

It is anticipated that, as of the Effective Date, all Expected Subsidiary Guarantors which are corporations will be converted into limited liability companies.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The Notes will be subject to the Indenture among CEOC LLC, the guarantors named therein and a trustee to be identified by amendment hereof (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C therewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i) there is a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(ii) there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(iii) the failure by the Issuer or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture (other than a default referred to in clause (i) or (ii) above); provided that in the case of a failure to comply with Section 4.02 Reports and Other Information, such period of continuation of such default or breach shall be 150 days after written notice described in this clause (iii) has been given;

(iv) the failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent;

(v) either the Issuer or a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(1) commences a voluntary case;

(2) consents to the entry of an order for relief against it in an involuntary case;

(3) consents to the appointment of a Custodian of it or for any substantial part of its property; or

(4) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against either the Issuer or a Significant Subsidiary in an involuntary case;

(2) appoints a Custodian of either the Issuer or a Significant Subsidiary or for any substantial part of their property; or

(3) orders the winding up or liquidation of either the Issuer or a Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(vii) failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days;

(viii) the Note Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) ceases to be in full force and effect (except as contemplated by the terms thereof);

(ix) unless all of the Collateral has been released from the First Priority Liens in accordance with the provisions of Article XI, the First Priority Liens on any material Collateral cease to be valid or enforceable and such Default continues for 30 days, or the Issuer shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of the Issuer, the Issuer fails to cause such Subsidiary to rescind such assertions within 30 days after the Issuer has actual knowledge of such assertions (in each case, other than any releases contemplated by the terms thereof);

(x) the failure by the Issuer or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole; or

(xi) the occurrence of a Holdco Covenant Breach or a Holdco Filing.

However, a default under clauses (iii) or (x) above shall not constitute an Event of Default until the Trustee or the holders of 30% in principal amount of outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clauses (iii) or (x) listed above after receipt of such notice.

If an Event of Default (other than an Event of Default specified in clauses (v) or (vi) listed above with respect to the Issuer) occurs and is continuing, the Trustee or the holders of at least 30% in principal amount of outstanding Notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Issuer and the Representative under the Credit Agreement and (2) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal and interest shall be due and payable immediately.

If an Event of Default specified in clauses (v) or (vi) listed above with respect to the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders.

Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (iv) listed above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of the Indenture or (c) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each holder affected. When a Default is waived, it is deemed cured and the Issuer, the Trustee and the holders will be restored to their former positions and rights under the Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice if it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the holders.

(b) Authentication and Delivery of the Notes; Application of Proceeds.

The Notes to be issued under the Indenture may from time to time be executed on behalf of the Issuer by manual or facsimile signature by one of its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Issuer’s order and the Indenture. Each Note shall be dated the date of its authentication, and no Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Note has been duly authenticated under the Indenture. The Notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Trustee may appoint one or more authenticating agents to authenticate the Notes. An authenticating agent may authenticate the Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The Notes will be issued to Holders of Claims. As a result, the Issuer will not realize any proceeds from such issuance.

(c) Release of Collateral.

Pursuant to Article XI of the Indenture, subject to certain subsections of Section 11.04(a) of the Indenture, Collateral may be released from the Lien and security interest created by the Security Documents and the Indenture at any time or from time to time in accordance with the provisions of the Indenture, the Security Documents, the First Lien Intercreditor Agreement and the MLSA Consent Agreement. In addition, upon the request of the Issuer pursuant to an Officer’s Certificate certifying that all conditions precedent under the Indenture have been met, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the First Lien Intercreditor Agreement or the MLSA Consent Agreement: (1) to enable the Issuer or any Subsidiary Guarantor to consummate the disposition of such property or assets to a Person that is not the Issuer or a Subsidiary Guarantor to the extent not prohibited under the Indenture; (2) to release Excess Proceeds, Collateral Excess Proceeds, Excess Cash Flow and Net Debt Proceeds that remain unexpended after the conclusion of an Asset Sale Offer, Collateral Asset Sale Offer, Excess Cash Flow Offer or Net Debt Proceeds Offer conducted in accordance with the Indenture; (3) in respect of the property and assets of a Subsidiary Guarantor, upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the Indenture and the definition of “Unrestricted Subsidiary,” and such Subsidiary Guarantor shall be automatically released from its obligations hereunder and under the Security Documents; (4) in respect of the property or assets of the Issuer, upon the release or discharge of the Issuer’s Notes Obligations in accordance with the Indenture; (5) in respect of the property and assets of a Subsidiary Guarantor, upon the release or discharge of the Note Guarantee of such Subsidiary Guarantor in accordance with the Indenture; (6) in respect of any property or assets of the Issuer or a Subsidiary Guarantor that would constitute Collateral but is at such time not subject to a Lien securing First Priority Lien Obligations (other than the Notes Obligations), other than any property or assets that cease to be subject to a Lien securing First Priority Lien Obligations in connection with a Discharge of Senior Lender Claims; provided that if such property and assets are subsequently subject to a Lien securing First Priority Lien Obligations (other than Excluded Property), such property and assets shall subsequently constitute Collateral under the Indenture; and (7) as described under Article IX.

(d) Satisfaction and Discharge.

The Issuer may terminate its obligations under the Indenture when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (x) have become due and payable, (y) will become due and payable at their stated maturity within the remaining term of the then-current Interest Period or (z) if redeemable at the option of the Issuer, are to be called for redemption within the remaining term of the then-current Interest Period under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer has irrevocably deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of the redemption only required to be deposited with the Trustee on or prior to the date of the redemption; (ii) the Issuer and/or the Subsidiary Guarantors have paid all other sums payable under the Indenture and (iii) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent under the Indenture relating to satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer, beginning with the fiscal year ending on December 31, 2017, an Officer’s Certificate stating that in the course of the performance by the signer of his or her duties as an Officer of the Issuer he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such previous fiscal year. If he or she does, the certificate shall describe the Default, its status and what action the Issuer is taking or proposes to take with respect thereto. In addition, the Issuer is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute a Default, its status and what action the Issuer is taking or proposes to take with respect thereof.

9.	Other Obligors.

It is expected that the Notes will be guaranteed by the Expected Subsidiary Guarantors. In addition, CEC is expected to give a modified collection guarantee in respect of the Notes.

The address for CEC is One Caesars Palace Drive, Las Vegas, Nevada 89109. The address for each such subsidiary is c/o Caesars Entertainment Operating Company, Inc., One Caesars Palace Drive, Las Vegas, Nevada 89109.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered one to 21, consecutively, and Index to Exhibits.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit T3G).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caesars Entertainment Operating Company, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 8th day of July, 2016.

(SEAL)			CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

Attest:	/s/ Nedra S. Gaines		By:	/s/ John Payne
	Name:	Nedra S. Gaines		Name:	John Payne
				Title:	President and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Caesars Entertainment Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Las Vegas, and State of Nevada, on the 8th day of July, 2016.

(SEAL)		CAESARS ENTERTAINMENT CORPORATION

Attest:	/s/ Jill Eaton	By:	/s/ Jacqueline Beato
	Name: Jill Eaton		Name: Jacqueline Beato
Title: Senior Vice President—Finance and Treasurer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Expected Subsidiary Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New Orleans, and State of Louisiana, on the 8th day of July, 2016.

(SEAL)			3535 LV CORP.
B I GAMING CORPORATION
BALLY’S MIDWEST CASINO, INC.
BALLY’S PARK PLACE, INC.
Attest:	/s/ Nedra S. Gaines		BENCO, INC.
	Name:	Nedra S. Gaines	BL DEVELOPMENT CORP.
BOARDWALK REGENCY CORPORATION
CAESARS ENTERTAINMENT CANADA HOLDING, INC.
CAESARS ENTERTAINMENT FINANCE CORP.
CAESARS ENTERTAINMENT GOLF, INC.
CAESARS ENTERTAINMENT RETAIL, INC.
CAESARS MARKETING SERVICES CORPORATION
CAESARS NEW JERSEY, INC.
CAESARS PALACE CORPORATION
CAESARS PALACE REALTY CORPORATION
CAESARS PALACE SPORTS PROMOTIONS, INC.
CAESARS TREX, INC.
CAESARS UNITED KINGDOM, INC.
CAESARS WORLD MARKETING CORPORATION
CAESARS WORLD MERCHANDISING, INC.
CAESARS WORLD, INC.
CALIFORNIA CLEARING CORPORATION
CASINO COMPUTER PROGRAMMING, INC.
CONSOLIDATED SUPPLIES, SERVICES AND SYSTEMS
DESERT PALACE, INC.
EAST BEACH DEVELOPMENT CORPORATION
FHR CORPORATION
FLAMINGO-LAUGHLIN, INC.
GCA ACQUISITION SUBSIDIARY, INC.
GNOC, CORP.
GRAND CASINOS, INC.
GRAND MEDIA BUYING, INC.
HARRAH SOUTH SHORE CORPORATION
HARRAH’S ARIZONA CORPORATION
HARRAH’S ILLINOIS CORPORATION
HARRAH’S INTERACTIVE INVESTMENT COMPANY
HARRAH’S INTERNATIONAL HOLDING COMPANY, INC.
HARRAH’S INVESTMENTS, INC.

HARRAH’S MANAGEMENT COMPANY
HARRAH’S MARYLAND HEIGHTS OPERATING COMPANY
HARRAH’S NEW ORLEANS MANAGEMENT COMPANY
HARRAH’S PITTSBURGH MANAGEMENT COMPANY
HARRAH’S RENO HOLDING COMPANY, INC.
HARRAH’S SOUTHWEST MICHIGAN CASINO CORPORATION
HARRAH’S TRAVEL, INC.
HARVEYS BR MANAGEMENT COMPANY, INC.
HARVEYS C.C. MANAGEMENT COMPANY, INC.
HARVEYS IOWA MANAGEMENT COMPANY, INC.
HARVEYS TAHOE MANAGEMENT COMPANY, INC.
HBR REALTY COMPANY, INC.
HCR SERVICES COMPANY, INC.
HEI HOLDING COMPANY ONE, INC.
HEI HOLDING COMPANY TWO, INC.
HTM HOLDING, INC.
LAS VEGAS RESORT DEVELOPMENT, INC.
LVH CORPORATION
MARTIAL DEVELOPMENT CORP.
OCEAN SHOWBOAT, INC.
PARBALL CORPORATION
PLAYERS BLUEGRASS DOWNS, INC.
PLAYERS DEVELOPMENT, INC.
PLAYERS RESOURCES, INC.
PLAYERS SERVICES, INC.
RENO PROJECTS, INC.
RIO DEVELOPMENT COMPANY, INC.
ROBINSON PROPERTY GROUP CORP.
ROMAN ENTERTAINMENT CORPORATION OF INDIANA
ROMAN HOLDING CORPORATION OF INDIANA
SHOWBOAT ATLANTIC CITY MEZZ 1, LLC
SHOWBOAT ATLANTIC CITY MEZZ 2, LLC
SHOWBOAT ATLANTIC CITY MEZZ 3, LLC
SHOWBOAT ATLANTIC CITY MEZZ 4, LLC
SHOWBOAT ATLANTIC CITY MEZZ 5, LLC
SHOWBOAT ATLANTIC CITY MEZZ 6, LLC
SHOWBOAT ATLANTIC CITY MEZZ 7, LLC
SHOWBOAT ATLANTIC CITY MEZZ 8, LLC
SHOWBOAT ATLANTIC CITY MEZZ 9, LLC
SHOWBOAT ATLANTIC CITY OPERATING COMPANY, LLC
SHOWBOAT ATLANTIC CITY PROPCO, LLC

SHOWBOAT HOLDING, INC.
SOUTHERN ILLINOIS RIVERBOAT/CASINO CRUISES, INC.
TAHOE GARAGE PROPCO, LLC
TRIGGER REAL ESTATE CORPORATION
TUNICA ROADHOUSE CORPORATION

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

190 FLAMINGO, LLC
AJP PARENT, LLC
CAESARS LICENSE COMPANY, LLC
CZL DEVELOPMENT COMPANY, LLC
DCH EXCHANGE, LLC
DCH LENDER, LLC
HARRAH’S BOSSIER CITY MANAGEMENT COMPANY, LLC
HARRAH’S CHESTER DOWNS INVESTMENT COMPANY, LLC
HARRAH’S IOWA ARENA MANAGEMENT, LLC
HARRAH’S MH PROJECT, LLC
HARRAH’S NORTH KANSAS CITY LLC
HARRAH’S OPERATING COMPANY MEMPHIS, LLC
HARRAH’S SHREVEPORT INVESTMENT COMPANY, LLC
HARRAH’S SHREVEPORT MANAGEMENT COMPANY, LLC
HARRAH’S SHREVEPORT/BOSSIER CITY HOLDING COMPANY, LLC
HARRAH’S WEST WARWICK GAMING COMPANY, LLC
H-BAY, LLC
HCAL, LLC
HHLV MANAGEMENT COMPANY, LLC
HOLE IN THE WALL, LLC
HORSESHOE GAMING HOLDING, LLC
KOVAL HOLDINGS COMPANY, LLC
NEVADA MARKETING, LLC
PLAYERS INTERNATIONAL, LLC
RENO CROSSROADS LLC
TRB FLAMINGO, LLC
WINNICK PARENT, LLC

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

Name:	John Payne
Title:	President

AJP HOLDINGS, LLC

By:	AJP Parent, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

BILOXI HAMMOND, LLC BILOXI VILLAGE WALK DEVELOPMENT, LLC VILLAGE WALK CONSTRUCTION, LLC

By:	Grand Casinos of Biloxi, LLC
Sole Member

By:	Grand Casinos, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

CAESARS INDIA SPONSOR COMPANY, LLC

By:	California Clearing Corporation
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

CAESARS RIVERBOAT CASINO, LLC

By:	Roman Holding Corporation of Indiana Managing Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

CHESTER FACILITY HOLDING COMPANY, LLC

By:	Harrah’s Chester Downs Investment Company, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

DURANTE HOLDINGS, LLC

By:	AJP Holdings, LLC
its Sole Member

By:	AJP Parent, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

GRAND CASINOS OF BILOXI, LLC GRAND CASINOS OF MISSISSIPPI, LLC—GULFPORT

By:	Grand Casinos, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

HARRAH’S BOSSIER CITY INVESTMENT COMPANY, L.L.C.

By:	Harrah’s Shreveport/Bossier City Investment Company, LLC
Sole Member

By:	Harrah’s Shreveport/Bossier City Holding Company, LLC
Managing Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

HARRAH’S CHESTER DOWNS MANAGEMENT COMPANY, LLC

By:	Harrah’s Chester Downs Investment Company, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

HARRAH’S NC CASINO COMPANY, LLC

By:	Harrah’s Management Company
Managing Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

HARRAH’S SHREVEPORT/BOSSIER CITY INVESTMENT COMPANY, LLC

By:	Harrah’s Shreveport/Bossier City Holding Company, LLC
Managing Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

HORSESHOE ENTERTAINMENT

By:	New Gaming Capital Partnership
General Partner

By:	Horseshoe Gaming Holding, LLC
General Partner

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

HORSESHOE GP, LLC HORSESHOE HAMMOND, LLC HORSESHOE SHREVEPORT, L.L.C.

By:	Horseshoe Gaming Holding, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

KOVAL INVESTMENT COMPANY, LLC

By:	Koval Holdings Company, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

LAS VEGAS GOLF MANAGEMENT, LLC

By:	/s/ John Payne

	Name:	John Payne
	Title:	Manager

NEW GAMING CAPITAL PARTNERSHIP

By:	Horseshoe Gaming Holding, LLC
General Partner

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

PHW MANAGER, LLC

By:	/s/ John Payne

	Name:	John Payne
	Title:	Manager

PLAYERS HOLDING, LLC

By:	Players International, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

PLAYERS LC, LLC PLAYERS MARYLAND HEIGHTS NEVADA, LLC PLAYERS RIVERBOAT MANAGEMENT, LLC PLAYERS RIVERBOAT, LLC

By:	Players Holding, LLC
Sole Member

By:	Players International, LLC
Sole Member

By:	Caesars Entertainment Operating Company, Inc.
Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

PLAYERS RIVERBOAT II, LLC

By:	Players Riverboat Management, LLC Member

	By:	Players Holding, LLC Sole Member

	By:	Players International, LLC Sole Member

	By:	Caesars Entertainment Operating Company, Inc. Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

By:	Players Riverboat, LLC Member

	By:	Players Holding, LLC Sole Member

	By:	Players International, LLC Sole Member

	By:	Caesars Entertainment Operating Company, Inc. Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

WINNICK HOLDINGS, LLC

By:	Winnick Parent, LLC Sole Member

By:	Caesars Entertainment Operating Company, Inc. Sole Member

By:	/s/ John Payne

	Name:	John Payne
	Title:	President

INDEX TO EXHIBITS

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-1	Amended and Restated Certificate of Incorporation of Caesars Entertainment Operating Company, Inc.	—	CEOC 8-K	—	3.1	5/6/2014

Exhibit T3A-2	Second Amended and Restated Certificate of Incorporation of Caesars Entertainment Corporation	—	CEC 10-K	12/31/2011	3.7	3/15/2012

Exhibit T3A-3	Articles of Organization of 190 Flamingo, LLC	—	CEOC S-4	—	3.204	10/29/2008

Exhibit T3A-4	Articles of Incorporation of 3535 LV Corp. (f/k/a Harrah’s Imperial Palace)	—	CEOC S-4	—	3.144	10/29/2008

Exhibit T3A-4.1	Certificate of Amendment to Articles of Incorporation of 3535 LV Corp.	X

Exhibit T3A-5	Certificate of Formation of AJP Holdings, LLC	—	CEOC S-4	—	3.17	10/29/2008

Exhibit T3A-6	Certificate of Formation of AJP Parent, LLC	—	CEOC S-4	—	3.19	10/29/2008

Exhibit T3A-7	Articles of Incorporation of B I Gaming Corporation	—	CEOC S-4	—	3.104	10/29/2008

Exhibit T3A-8	Certificate of Incorporation of Bally’s Midwest Casino, Inc.	—	CEOC S-4	—	3.7	10/29/2008

Exhibit T3A-9	Certificate of Incorporation of Bally’s Park Place, Inc., as amended	—	CEOC S-4	—	3.250	10/29/2008

Exhibit T3A-10	Articles of Incorporation of Benco, Inc., as amended	—	CEOC S-4	—	3.106	10/29/2008

Exhibit T3A-11	Certificate of Formation of Biloxi Hammond, LLC	—	CEOC S-4	—	3.21	10/29/2008

Exhibit T3A-12	Certificate of Formation of Biloxi Village Walk Development, LLC	—	CEOC S-4	—	3.23	10/29/2008

Exhibit T3A-13	Articles of Incorporation of BL Development Corp.	—	CEOC S-4	—	3.84	10/29/2008

Exhibit T3A-14	Certificate of Incorporation of Boardwalk Regency Corporation (f/k/a Desert Palace of New Jersey, Inc.), as amended	—	CEOC S-4	—	3.252	10/29/2008

Exhibit T3A-14.1	Certificate of Amendment to the Certificate of Incorporation of Boardwalk Regency Corporation	X

Exhibit T3A-15	Articles of Incorporation of Caesars Entertainment Canada Holding, Inc., as amended	—	CEOC S-4	—	3.112	10/29/2008

Exhibit T3A-16	Articles of Incorporation of Caesars Entertainment Finance Corp., as amended	—	CEOC S-4	—	3.114	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-17	Articles of Incorporation of Caesars Entertainment Golf, Inc., as amended	—	CEOC S-4	—	3.108	10/29/2008

Exhibit T3A-18	Articles of Incorporation of Caesars Entertainment Retail, Inc., as amended	—	CEOC S-4	—	3.116	10/29/2008

Exhibit T3A-19	Articles of Organization of Caesars India Sponsor Company, LLC	—	CEOC S-4	—	3.206	10/29/2008

Exhibit T3A-20	Articles of Organization of Caesars License Company, LLC (f/k/a Harrah’s License Company, LLC)	—	CEOC S-4	—	3.218	10/29/2008

Exhibit T3A-20.1	Amendment to Articles of Organization of Caesars License Company, LLC	X

Exhibit T3A-21	Articles of Incorporation of Caesars Marketing Services Corporation (f/k/a Harrah’s Marketing Services Corporation)	—	CEOC S-4	—	3.154	10/29/2008

Exhibit T3A-21.1	Certificate of Amendment to Articles of Incorporation of Caesars Marketing Services Corporation	X

Exhibit T3A-22	Certificate of Incorporation of Caesars New Jersey, Inc., as amended	—	CEOC S-4	—	3.254	10/29/2008

Exhibit T3A-23	Certificate of Incorporation of Caesars Palace Corporation	—	CEOC S-4	—	3.11	10/29/2008

Exhibit T3A-24	Articles of Incorporation of Caesars Palace Realty Corporation	—	CEOC S-4	—	3.118	10/29/2008

Exhibit T3A-24.1	Certificate of Amendment to Articles of Incorporation of Caesars Palace Realty Corporation	X

Exhibit T3A-25	Articles of Incorporation of Caesars Palace Sports Promotions, Inc., as amended	—	CEOC S-4	—	3.120	10/29/2008

Exhibit T3A-26	Restated Articles of Organization of Caesars Riverboat Casino, LLC, as amended	—	CEOC S-4	—	3.69	10/29/2008

Exhibit T3A-27	Certificate of Incorporation of Caesars Trex, Inc.	X

Exhibit T3A-28	Articles of Incorporation of Caesars United Kingdom, Inc.	—	CEOC S-4	—	3.122	10/29/2008

Exhibit T3A-29	Certificate of Incorporation of Caesars World Marketing Corporation, as amended	—	CEOC S-4	—	3.256	10/29/2008

Exhibit T3A-30	Articles of Incorporation of Caesars World Merchandising, Inc., as amended	—	CEOC S-4	—	3.124	10/29/2008

Exhibit T3A-31	Amended and Restated Articles of Incorporation of Caesars World, Inc., as amended	—	CEOC S-4	—	3.59	10/29/2008

Exhibit T3A-32	Articles of Incorporation of California Clearing Corporation	—	CEOC S-4	—	3.5	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-33	Articles of Incorporation of Casino Computer Programming, Inc.	—	CEOC S-4	—	3.63	10/29/2008

Exhibit T3A-34	Certificate of Formation of Chester Facility Holding Company, LLC	—	CEOC S-4	—	3.25	10/29/2008

Exhibit T3A-35	Articles of Incorporation of Consolidated Supplies, Services and Systems	—	CEOC S-4	—	3.128	10/29/2008

Exhibit T3A-36	Certificate of Formation of CZL Development Company, LLC	X

Exhibit T3A-37	Articles of Organization of DCH Exchange, LLC	—	CEOC S-4	—	3.210	10/29/2008

Exhibit T3A-38	Articles of Organization of DCH Lender, LLC	—	CEOC S-4	—	3.298	10/29/2008

Exhibit T3A-39	Articles of Incorporation of Desert Palace, Inc., as amended	—	CEOC S-4	—	3.130	10/29/2008

Exhibit T3A-40	Articles of Organization of Durante Holdings, LLC	—	CEOC S-4	—	3.300	10/29/2008

Exhibit T3A-41	Articles of Incorporation of East Beach Development Corporation	—	CEOC S-4	—	3.96	10/29/2008

Exhibit T3A-42	Articles of Incorporation of FHR Corporation	—	CEOC S-4	—	3.134	10/29/2008

Exhibit T3A-43	Articles of Incorporation of Flamingo-Laughlin, Inc. (f/k/a Flamingo Hilton-Laughlin, Inc.), as amended	—	CEOC S-4	—	3.136	10/29/2008

Exhibit T3A-43.1	Certificate of Amendment to Articles of Incorporation of Flamingo-Laughlin, Inc.	X

Exhibit T3A-44	Articles of Incorporation of GCA Acquisition Subsidiary, Inc.	—	CEOC S-4	—	3.86	10/29/2008

Exhibit T3A-45	Certificate of Incorporation of GNOC, Corp., as amended	—	CEOC S-4	—	3.258	10/29/2008

Exhibit T3A-46	Articles of Organization of Grand Casinos of Biloxi, LLC	X

Exhibit T3A-47	Certificate of Formation of Grand Casinos of Mississippi, LLC—Gulfport	—	CEOC S-4	—	3.100	10/29/2008

Exhibit T3A-48	Second Amended and Restated Articles of Incorporation of Grand Casinos, Inc.	—	CEOC S-4	—	3.88	10/29/2008

Exhibit T3A-49	Second Amended and Restated Articles of Incorporation of Grand Media Buying, Inc.	—	CEOC S-4	—	3.90	10/29/2008

Exhibit T3A-50	Articles of Incorporation of Harrah South Shore Corporation, as amended	—	CEOC S-4	—	3.268	10/29/2008

Exhibit T3A-51	Articles of Incorporation of Harrah’s Arizona Corporation	—	CEOC S-4	—	3.140	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-52	Articles of Organization of Harrah’s Bossier City Investment Company, L.L.C.	—	CEOC S-4	—	3.75	10/29/2008

Exhibit T3A-53	Articles of Organization of Harrah’s Bossier City Management Company, LLC	—	CEOC S-4	—	3.214	10/29/2008

Exhibit T3A-54	Certificate of Formation of Harrah’s Chester Downs Investment Company, LLC, as amended	—	CEOC S-4	—	3.27	10/29/2008

Exhibit T3A-55	Articles of Organization of Harrah’s Chester Downs Management Company, LLC	—	CEOC S-4	—	3.216	10/29/2008

Exhibit T3A-56	Articles of Incorporation of Harrah’s Illinois Corporation	—	CEOC S-4	—	3.142	10/29/2008

Exhibit T3A-57	Articles of Incorporation of Harrah’s Interactive Investment Company	—	CEOC S-4	—	3.146	10/29/2008

Exhibit T3A-58	Certificate of Incorporation of Harrah’s International Holding Company, Inc.	—	CEOC S-4	—	3.13	10/29/2008

Exhibit T3A-59	Articles of Incorporation of Harrah’s Investments, Inc. (f/k/a Harrah’s Wheeling Corporation), as amended	—	CEOC S-4	—	3.148	10/29/2008

Exhibit T3A-60	Certificate of Formation of Harrah’s Iowa Arena Management, LLC	X

Exhibit T3A-61	Articles of Incorporation of Harrah’s Management Company, as amended	—	CEOC S-4	—	3.152	10/29/2008

Exhibit T3A-62	Articles of Incorporation of Harrah’s Maryland Heights Operating Company, as amended	—	CEOC S-4	—	3.156	10/29/2008

Exhibit T3A-63	Certificate of Formation of Harrah’s MH Project, LLC	—	CEOC S-4	—	3.31	10/29/2008

Exhibit T3A-64	Articles of Organization of Harrah’s NC Casino Company, LLC	—	CEOC S-4	—	3.266	10/29/2008

Exhibit T3A-65	Articles of Incorporation of Harrah’s New Orleans Management Company, as amended	—	CEOC S-4	—	3.158	10/29/2008

Exhibit T3A-66	Articles of Organization of Harrah’s North Kansas City LLC (f/k/a Harrah’s North Kansas City I LLC), as amended	—	CEOC S-4	—	3.102	10/29/2008

Exhibit T3A-67	Certificate of Formation of Harrah’s Operating Company Memphis, LLC	—	CEOC S-4	—	3.33	10/29/2008

Exhibit T3A-68	Articles of Incorporation of Harrah’s Pittsburgh Management Company, as amended	—	CEOC S-4	—	3.160	10/29/2008

Exhibit T3A-69	Articles of Incorporation of Harrah’s Reno Holding Company, Inc., as amended	—	CEOC S-4	—	3.162	10/29/2008

Exhibit T3A-70	Articles of Organization of Harrah’s Shreveport Investment Company, LLC	—	CEOC S-4	—	3.220	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-71	Articles of Organization of Harrah’s Shreveport Management Company, LLC	—	CEOC S-4	—	3.222	10/29/2008

Exhibit T3A-72	Certificate of Formation of Harrah’s Shreveport/Bossier City Holding Company, LLC	—	CEOC S-4	—	3.35	10/29/2008

Exhibit T3A-73	Certificate of Formation of Harrah’s Shreveport/Bossier City Investment Company, LLC, as amended	—	CEOC S-4	—	3.37	10/29/2008

Exhibit T3A-74	Articles of Incorporation of Harrah’s Southwest Michigan Casino Corporation	—	CEOC S-4	—	3.164	10/29/2008

Exhibit T3A-75	Articles of Incorporation of Harrah’s Travel, Inc.	—	CEOC S-4	—	3.166	10/29/2008

Exhibit T3A-76	Certificate of Formation of Harrah’s West Warwick Gaming Company, LLC	—	CEOC S-4	—	3.43	10/29/2008

Exhibit T3A-77	Articles of Incorporation of Harveys BR Management Company, Inc.	—	CEOC S-4	—	3.172	10/29/2008

Exhibit T3A-78	Articles of Incorporation of Harveys C.C. Management Company, Inc., as amended	—	CEOC S-4	—	3.174	10/29/2008

Exhibit T3A-79	Articles of Incorporation of Harveys Iowa Management Company, Inc.	—	CEOC S-4	—	3.176	10/29/2008

Exhibit T3A-80	Articles of Incorporation of Harveys Tahoe Management Company, Inc.	—	CEOC S-4	—	3.292	10/29/2008

Exhibit T3A-81	Articles of Organization of H-BAY, LLC	—	CEOC S-4	—	3.224	10/29/2008

Exhibit T3A-82	Articles of Incorporation of HBR Realty Company, Inc.	—	CEOC S-4	—	3.178	10/29/2008

Exhibit T3A-83	Articles of Organization of HCAL, LLC	—	CEOC S-4	—	3.225	10/29/2008

Exhibit T3A-84	Articles of Incorporation of HCR Services Company, Inc.	—	CEOC S-4	—	3.180	10/29/2008

Exhibit T3A-85	Articles of Incorporation of HEI Holding Company One, Inc.	—	CEOC S-4	—	3.182	10/29/2008

Exhibit T3A-86	Articles of Incorporation of HEI Holding Company Two, Inc.	—	CEOC S-4	—	3.184	10/29/2008

Exhibit T3A-87	Articles of Organization of HHLV Management Company, LLC, as amended	—	CEOC S-4	—	3.227	10/29/2008

Exhibit T3A-88	Articles of Organization of Hole in the Wall, LLC	—	CEOC S-4	—	3.229	10/29/2008

Exhibit T3A-89	Certificate of Limited Partnership of Horseshoe Entertainment	—	CEOC S-4	—	3.83	10/29/2008

Exhibit T3A-90	Certificate of Formation of Horseshoe Gaming Holding, LLC	—	CEOC S-4	—	3.44	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-91	Articles of Organization of Horseshoe GP, LLC	—	CEOC S-4	—	3.231	10/29/2008

Exhibit T3A-92	Articles of Incorporation of Horseshoe Hammond, LLC, as amended	—	CEOC S-4	—	3.71	10/29/2008

Exhibit T3A-93	Articles of Organization of Horseshoe Shreveport, L.L.C.	—	CEOC S-4	—	3.77	10/29/2008

Exhibit T3A-94	Articles of Incorporation of HTM Holding, Inc.	—	CEOC S-4	—	3.294	10/29/2008

Exhibit T3A-95	Certificate of Formation of Koval Holdings Company, LLC	—	CEOC S-4	—	3.48	10/29/2008

Exhibit T3A-96	Articles of Organization of Koval Investment Company, LLC	—	CEOC S-4	—	3.233	10/29/2008

Exhibit T3A-97	Articles of Organization of Las Vegas Golf Management, LLC	—	CEOC S-4	—	3.235	10/29/2008

Exhibit T3A-98	Amended and Restated Articles of Incorporation of Las Vegas Resort Development, Inc.	—	CEOC S-4	—	3.186	10/29/2008

Exhibit T3A-99	Articles of Incorporation of LVH Corporation	—	CEOC S-4	—	3.188	10/29/2008

Exhibit T3A-100	Certificate of Incorporation of Martial Development Corp.	—	CEOC S-4	—	3.260	10/29/2008

Exhibit T3A-101	Articles of Organization of Nevada Marketing, LLC, as amended	—	CEOC S-4	—	3.237	10/29/2008

Exhibit T3A-102	Certificate of Limited Partnership of New Gaming Capital Partnership, as amended	—	CEOC S-4	—	3.248	10/29/2008

Exhibit T3A-103	Certificate of Incorporation of Ocean Showboat, Inc., as amended	—	CEOC S-4	—	3.304	10/29/2008

Exhibit T3A-104	Articles of Incorporation of Parball Corporation	—	CEOC S-4	—	3.190	10/29/2008

Exhibit T3A-105	Articles of Organization of PHW Manager, LLC	X

Exhibit T3A-106	Articles of Incorporation of Players Bluegrass Downs, Inc.	—	CEOC S-4	—	3.73	10/29/2008

Exhibit T3A-107	Articles of Incorporation of Players Development, Inc.	—	CEOC S-4	—	3.192	10/29/2008

Exhibit T3A-108	Articles of Organization of Players Holding, LLC	—	CEOC S-4	—	3.239	10/29/2008

Exhibit T3A-109	Articles of Organization of Players International, LLC	—	CEOC S-4	—	3.240	10/29/2008

Exhibit T3A-110	Articles of Organization of Players LC, LLC	—	CEOC S-4	—	3.241	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-111	Articles of Organization of Players Maryland Heights Nevada, LLC	—	CEOC S-4	—	3.242	10/29/2008

Exhibit T3A-112	Articles of Incorporation of Players Resources, Inc.	—	CEOC S-4	—	3.194	10/29/2008

Exhibit T3A-113	Articles of Organization of Players Riverboat II, LLC	—	CEOC S-4	—	3.82	10/29/2008

Exhibit T3A-114	Articles of Organization of Players Riverboat Management, LLC	—	CEOC S-4	—	3.243	10/29/2008

Exhibit T3A-115	Articles of Organization of Players Riverboat, LLC	—	CEOC S-4	—	3.244	10/29/2008

Exhibit T3A-116	Certificate of Incorporation of Players Services, Inc.	—	CEOC S-4	—	3.262	10/29/2008

Exhibit T3A-117	Certificate of Formation of Reno Crossroads LLC	—	CEOC S-4	—	3.50	10/29/2008

Exhibit T3A-118	Articles of Incorporation of Reno Projects, Inc.	—	CEOC S-4	—	3.196	10/29/2008

Exhibit T3A-119	Articles of Incorporation of Rio Development Company, Inc., as amended	—	CEOC S-4	—	3.198	10/29/2008

Exhibit T3A-120	Articles of Incorporation of Robinson Property Group Corp.	—	CEOC S-4	—	3.98	10/29/2008

Exhibit T3A-121	Articles of Incorporation of Roman Entertainment Corporation of Indiana	—	CEOC S-4	—	3.65	10/29/2008

Exhibit T3A-122	Articles of Incorporation of Roman Holding Corporation of Indiana	—	CEOC S-4	—	3.67	10/29/2008

Exhibit T3A-123	Certificate of Formation of Showboat Atlantic City Mezz 1, LLC	—	CEOC S-4	—	3.270	10/29/2008

Exhibit T3A-124	Certificate of Formation of Showboat Atlantic City Mezz 2, LLC	—	CEOC S-4	—	3.272	10/29/2008

Exhibit T3A-125	Certificate of Formation of Showboat Atlantic City Mezz 3, LLC	—	CEOC S-4	—	3.274	10/29/2008

Exhibit T3A-126	Certificate of Formation of Showboat Atlantic City Mezz 4, LLC	—	CEOC S-4	—	3.276	10/29/2008

Exhibit T3A-127	Certificate of Formation of Showboat Atlantic City Mezz 5, LLC	—	CEOC S-4	—	3.278	10/29/2008

Exhibit T3A-128	Certificate of Formation of Showboat Atlantic City Mezz 6, LLC	—	CEOC S-4	—	3.280	10/29/2008

Exhibit T3A-129	Certificate of Formation of Showboat Atlantic City Mezz 7, LLC	—	CEOC S-4	—	3.282	10/29/2008

Exhibit T3A-130	Certificate of Formation of Showboat Atlantic City Mezz 8, LLC	—	CEOC S-4	—	3.284	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3A-131	Certificate of Formation of Showboat Atlantic City Mezz 9, LLC	—	CEOC S-4	—	3.286	10/29/2008

Exhibit T3A-132	Certificate of Formation of Showboat Atlantic City Operating Company, LLC	—	CEOC S-4	—	3.306	10/29/2008

Exhibit T3A-133	Certificate of Formation of Showboat Atlantic City Propco, LLC	—	CEOC S-4	—	3.288	10/29/2008

Exhibit T3A-134	Articles of Incorporation of Showboat Holding, Inc.	—	CEOC S-4	—	3.296	10/29/2008

Exhibit T3A-135	Southern Illinois Riverboat/Casino Cruises, Inc.	—	CEOC S-4	—	3.61	10/29/2008

Exhibit T3A-136	Certificate of Formation of Tahoe Garage Propco, LLC	—	CEOC S-4	—	3.290	10/29/2008

Exhibit T3A-137	Articles of Organization of TRB Flamingo, LLC	—	CEOC S-4	—	3.246	10/29/2008

Exhibit T3A-138	Articles of Incorporation of Trigger Real Estate Corporation	—	CEOC S-4	—	3.202	10/29/2008

Exhibit T3A-139	Certificate of Incorporation of Tunica Roadhouse Corporation (f/k/a Sheraton Tunica Corporation)	—	CEOC S-4	—	3.15	10/29/2008

Exhibit T3A-139.1	Certificate of Amendment of Certificate of Incorporation of Tunica Roadhouse Corporation	X

Exhibit T3A-140	Certificate of Formation of Village Walk Construction, LLC	—	CEOC S-4	—	3.52	10/29/2008

Exhibit T3A-141	Certificate of Formation of Winnick Holdings, LLC	—	CEOC S-4	—	3.55	10/29/2008

Exhibit T3A-142	Certificate of Formation of Winnick Parent, LLC	—	CEOC S-4	—	3.54	10/29/2008

Exhibit T3B-1	Bylaws of Caesars Entertainment Operating Company, Inc. (f/k/a Harrah’s Operating Company, Inc.), as amended.	—	CEOC S-4	—	3.4	10/29/2008

Exhibit T3B-2	Amended Bylaws of Caesars Entertainment Corporation	—	CEC 10-K	12/31/2011	3.8	3/15/2012

Exhibit T3B-3	Operating Agreement of 190 Flamingo, LLC	—	CEOC S-4	—	3.205	10/29/2008

Exhibit T3B-4	Bylaws of 3535 LV Corp. (f/k/a Harrah’s Imperial Palace)	—	CEOC S-4	—	3.145	10/29/2008

Exhibit T3B-5	Operating Agreement of AJP Holdings, LLC	—	CEOC S-4	—	3.18	10/29/2008

Exhibit T3B-6	Operating Agreement of AJP Parent, LLC	—	CEOC S-4	—	3.20	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3B-7	Bylaws of B I Gaming Corporation	—	CEOC S-4	—	3.105	10/29/2008

Exhibit T3B-8	Bylaws of Bally’s Midwest Casino, Inc.	—	CEOC S-4	—	3.8	10/29/2008

Exhibit T3B-9	Amended and Restated Bylaws of Bally’s Park Place, Inc.	—	CEOC S-4	—	3.251	10/29/2008

Exhibit T3B-10	Bylaws of Benco, Inc. (f/k/a Park Place Marketing, Inc.)	—	CEOC S-4	—	3.107	10/29/2008

Exhibit T3B-11	Operating Agreement of Biloxi Hammond, LLC	—	CEOC S-4	—	3.22	10/29/2008

Exhibit T3B-12	Operating Agreement of Biloxi Village Walk Development, LLC	—	CEOC S-4	—	3.24	10/29/2008

Exhibit T3B-13	Bylaws of BL Development Corp.	—	CEOC S-4	—	3.85	10/29/2008

Exhibit T3B-14	Bylaws of Boardwalk Regency Corporation (f/k/a Desert Palace of New Jersey, Inc.)	—	CEOC S-4	—	3.253	10/29/2008

Exhibit T3B-15	Bylaws of Caesars Entertainment Canada Holding, Inc. (f/k/a Park Place Canada Holding, Inc.)	—	CEOC S-4	—	3.113	10/29/2008

Exhibit T3B-16	Bylaws of Caesars Entertainment Finance Corp. (f/k/a Park Place Financial Corp.)	—	CEOC S-4	—	3.115	10/29/2008

Exhibit T3B-17	Bylaws of Caesars Entertainment Golf, Inc. (f/k/a PPE-Golf, Inc.)	—	CEOC S-4	—	3.109	10/29/2008

Exhibit T3B-18	Bylaws of Caesars Entertainment Retail, Inc. (f/k/a Park Place Entertainment Retail, Inc.)	—	CEOC S-4	—	3.117	10/29/2008

Exhibit T3B-19	Operating Agreement of Caesars India Sponsor Company, LLC	—	CEOC S-4	—	3.207	10/29/2008

Exhibit T3B-20	Operating Agreement of Caesars License Company, LLC	X

Exhibit T3B-21	Bylaws of Caesars Marketing Services Corporation	X

Exhibit T3B-22	Amended and Restated Bylaws of Caesars New Jersey, Inc.	—	CEOC S-4	—	3.207	10/29/2008

Exhibit T3B-23	Amended and Restated Bylaws of Caesars Palace Corporation	X

Exhibit T3B-24	Bylaws of Caesars Palace Realty Corporation	—	CEOC S-4	—	3.119	10/29/2008

Exhibit T3B-25	Amended and Restated Bylaws of Caesars Palace Sports Promotions, Inc.	—	CEOC S-4	—	3.121	10/29/2008

Exhibit T3B-26	Amended and Restated Operating Agreement of Caesars Riverboat Casino, LLC	—	CEOC S-4	—	3.70	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3B-27	Bylaws of Caesars Trex, Inc.	X

Exhibit T3B-28	Bylaws of Caesars United Kingdom, Inc.	—	CEOC S-4	—	3.123	10/29/2008

Exhibit T3B-29	Bylaws of Caesars World Marketing Corporation (f/k/a Caesars World Branch Office Marketing, Inc.)	—	CEOC S-4	—	3.257	10/29/2008

Exhibit T3B-30	Code of Bylaws of Caesars World Merchandising, Inc. (f/k/a Caesars Tahoe Production, Inc.)	—	CEOC S-4	—	3.125	10/29/2008

Exhibit T3B-31	Amended and Restated Bylaws of Caesars World, Inc.	—	CEOC S-4	—	3.60	10/29/2008

Exhibit T3B-32	Bylaws of California Clearing Corporation	—	CEOC S-4	—	3.6	10/29/2008

Exhibit T3B-33	Bylaws of Casino Computer Programming, Inc.	—	CEOC S-4	—	3.64	10/29/2008

Exhibit T3B-34	Operating Agreement of Chester Facility Holding Company, LLC	—	CEOC S-4	—	3.26	10/29/2008

Exhibit T3B-35	Bylaws of Consolidated Supplies, Services and Systems	—	CEOC S-4	—	3.129	10/29/2008

Exhibit T3B-36	Operating Agreement of CZL Development Company, LLC	X

Exhibit T3B-37	Operating Agreement of DCH Exchange, LLC	—	CEOC S-4	—	3.211	10/29/2008

Exhibit T3B-38	Operating Agreement of DCH Lender, LLC	—	CEOC S-4	—	3.299	10/29/2008

Exhibit T3B-39	Bylaws of Desert Palace, Inc., as amended	—	CEOC S-4	—	3.131	10/29/2008

Exhibit T3B-40	Amended and Restated Operating Agreement of Durante Holdings, LLC	—	CEOC S-4	—	3.301	10/29/2008

Exhibit T3B-41	Bylaws of East Beach Development Corporation	—	CEOC S-4	—	3.97	10/29/2008

Exhibit T3B-42	Bylaws of FHR Corporation	—	CEOC S-4	—	3.135	10/29/2008

Exhibit T3B-43	Code of Bylaws of Flamingo-Laughlin, Inc. (f/k/a Flamingo Hilton-Laughlin, Inc.)	—	CEOC S-4	—	3.137	10/29/2008

Exhibit T3B-44	Bylaws of GCA Acquisition Subsidiary, Inc.	—	CEOC S-4	—	3.87	10/29/2008

Exhibit T3B-45	Bylaws of GNOC, Corp.	—	CEOC S-4	—	3.259	10/29/2008

Exhibit T3B-46	Operating Agreement of Grand Casinos of Biloxi, LLC	—	CEOC S-4	—	3.93	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3B-47	Limited Liability Company Operating Agreement of Grand Casinos of Mississippi, LLC—Gulfport	—	CEOC S-4	—	3.101	10/29/2008

Exhibit T3B-48	Amended and Restated Bylaws of Grand Casinos, Inc.	—	CEOC S-4	—	3.89	10/29/2008

Exhibit T3B-49	Bylaws of Grand Media Buying, Inc.	—	CEOC S-4	—	3.91	10/29/2008

Exhibit T3B-50	Amended and Restated Bylaws of Harrah South Shore Corporation	—	CEOC S-4	—	3.269	10/29/2008

Exhibit T3B-51	Amended and Restated Bylaws of Harrah’s Arizona Corporation	—	CEOC S-4	—	3.141	10/29/2008

Exhibit T3B-52	Limited Liability Company Agreement of Harrah’s Bossier City Investment Company, L.L.C.	—	CEOC S-4	—	3.76	10/29/2008

Exhibit T3B-53	Operating Agreement of Harrah’s Bossier City Management Company, LLC	—	CEOC S-4	—	3.215	10/29/2008

Exhibit T3B-54	Amended and Restated Operating Agreement of Harrah’s Chester Downs Investment Company, LLC	—	CEOC S-4	—	3.28	10/29/2008

Exhibit T3B-55	Amended Operating Agreement of Harrah’s Chester Downs Management Company, LLC	X

Exhibit T3B-56	Amended and Restated Bylaws of Harrah’s Illinois Corporation	—	CEOC S-4	—	3.143	10/29/2008

Exhibit T3B-57	Amended and Restated Bylaws of Harrah’s Interactive Investment Company	—	CEOC S-4	—	3.147	10/29/2008

Exhibit T3B-58	Bylaws of Harrah’s International Holding Company, Inc.	—	CEOC S-4	—	3.14	10/29/2008

Exhibit T3B-59	Amended and Restated Bylaws of Harrah’s Investments, Inc. (f/k/a Harrah’s Wheeling Corporation)	—	CEOC S-4	—	3.149	10/29/2008

Exhibit T3B-60	Operating Agreement of Harrah’s Iowa Arena Management, LLC	X

Exhibit T3B-61	Amended and Restated Bylaws of Harrah’s Management Company	—	CEOC S-4	—	3.153	10/29/2008

Exhibit T3B-62	Amended and Restated Bylaws of Harrah’s Maryland Heights Operating Company	—	CEOC S-4	—	3.157	10/29/2008

Exhibit T3B-63	Operating Agreement of Harrah’s MH Project, LLC	—	CEOC S-4	—	3.32	10/29/2008

Exhibit T3B-64	Operating Agreement of Harrah’s NC Casino Company, LLC	—	CEOC S-4	—	3.267	10/29/2008

Exhibit T3B-65	Amended and Restated Bylaws of Harrah’s New Orleans Management Company	—	CEOC S-4	—	3.159	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3B-66	Operating Agreement of Harrah’s North Kansas City LLC (f/k/a Harrah’s North Kansas City I LLC)	—	CEOC S-4	—	3.103	10/29/2008

Exhibit T3B-67	Operating Agreement of Harrah’s Operating Company Memphis, LLC	—	CEOC S-4	—	3.34	10/29/2008

Exhibit T3B-68	Amended and Restated Bylaws of Harrah’s Pittsburgh Management Company	—	CEOC S-4	—	3.161	10/29/2008

Exhibit T3B-69	Bylaws of Harrah’s Reno Holding Company, Inc.	—	CEOC S-4	—	3.163	10/29/2008

Exhibit T3B-70	Operating Agreement of Harrah’s Shreveport Investment Company, LLC	—	CEOC S-4	—	3.221	10/29/2008

Exhibit T3B-71	Operating Agreement of Harrah’s Shreveport Management Company, LLC	—	CEOC S-4	—	3.223	10/29/2008

Exhibit T3B-72	Limited Liability Company Agreement of Harrah’s Shreveport/Bossier City Holding Company, LLC	—	CEOC S-4	—	3.36	10/29/2008

Exhibit T3B-73	Operating Agreement of Harrah’s Shreveport/Bossier City Investment Company, LLC	—	CEOC S-4	—	3.38	10/29/2008

Exhibit T3B-74	Amended and Restated Bylaws of Harrah’s Southwest Michigan Casino Corporation	—	CEOC S-4	—	3.165	10/29/2008

Exhibit T3B-75	Bylaws of Harrah’s Travel, Inc.	—	CEOC S-4	—	3.167	10/29/2008

Exhibit T3B-76	Bylaws of Harveys BR Management Company, Inc.	—	CEOC S-4	—	3.173	10/29/2008

Exhibit T3B-77	Revised Bylaws of Harveys C.C. Management Company, Inc.	—	CEOC S-4	—	3.175	10/29/2008

Exhibit T3B-78	Bylaws of Harveys Iowa Management Company, Inc.	—	CEOC S-4	—	3.177	10/29/2008

Exhibit T3B-79	Bylaws of Harveys Tahoe Management Company, Inc.	—	CEOC S-4	—	3.293	10/29/2008

Exhibit T3B-80	Bylaws of HBR Realty Company, Inc.	—	CEOC S-4	—	3.179	10/29/2008

Exhibit T3B-81	Operating Agreement of HCAL, LLC	—	CEOC S-4	—	3.226	10/29/2008

Exhibit T3B-82	Bylaws of HCR Services Company, Inc.	—	CEOC S-4	—	3.181	10/29/2008

Exhibit T3B-83	Bylaws of HEI Holding Company One, Inc.	—	CEOC S-4	—	3.183	10/29/2008

Exhibit T3B-84	Bylaws of HEI Holding Company Two, Inc.	—	CEOC S-4	—	3.185	10/29/2008

Exhibit T3B-85	Operating Agreement of HHLV Management Company, LLC	—	CEOC S-4	—	3.228	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3B-86	Amended and Restated Operating Agreement of Hole in the Wall, LLC	—	CEOC S-4	—	3.230	10/29/2008

Exhibit T3B-87	Limited Partnership Agreement of Horseshoe Entertainment	—	CEOC S-4	—	3.83	10/29/2008

Exhibit T3B-88	Operating Agreement of Horseshoe Gaming Holding, LLC	—	CEOC S-4	—	3.45	10/29/2008

Exhibit T3B-89	Operating Agreement of Horseshoe GP, LLC	—	CEOC S-4	—	3.45	10/29/2008

Exhibit T3B-90	Operating Agreement of Horseshoe Hammond, LLC	—	CEOC S-4	—	3.72	10/29/2008

Exhibit T3B-91	Bylaws of HTM Holding, Inc. (f/k/a HTM Operating Company, Inc.)	—	CEOC S-4	—	3.295	10/29/2008

Exhibit T3B-92	Operating Agreement of Koval Holdings Company, LLC	—	CEOC S-4	—	3.49	10/29/2008

Exhibit T3B-93	Operating Agreement of Koval Investment Company, LLC	—	CEOC S-4	—	3.234	10/29/2008

Exhibit T3B-94	Amended and Restated Operating Agreement of Las Vegas Golf Management, LLC (f/k/a Harrah’s Las Vegas National Golf Management Company, LLC)	—	CEOC S-4	—	3.236	10/29/2008

Exhibit T3B-95	Bylaws of Las Vegas Resort Development, Inc.	—	CEOC S-4	—	3.187	10/29/2008

Exhibit T3B-96	Bylaws of LVH Corporation	—	CEOC S-4	—	3.189	10/29/2008

Exhibit T3B-97	Bylaws of Martial Development Corp.	—	CEOC S-4	—	3.261	10/29/2008

Exhibit T3B-98	Operating Agreement of Nevada Marketing, LLC	—	CEOC S-4	—	3.238	10/29/2008

Exhibit T3B-99	Second Amended and Restated Limited Partnership Agreement of New Gaming Capital Partnership	—	CEOC S-4	—	3.249	10/29/2008

Exhibit T3B-100	Amended and Restated Bylaws of Ocean Showboat, Inc.	—	CEOC S-4	—	3.305	10/29/2008

Exhibit T3B-101	Bylaws of Parball Corporation	—	CEOC S-4	—	3.191	10/29/2008

Exhibit T3B-101.1	Amendment of Bylaws of Parball Corporation	X

Exhibit T3B-102	Operating Agreement of PHW Manager, LLC	X

Exhibit T3B-103	Bylaws of Players Bluegrass Downs, Inc.	—	CEOC S-4	—	3.74	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3B-104	Bylaws of Players Development, Inc.	—	CEOC S-4	—	3.193	10/29/2008

Exhibit T3B-105	Bylaws of Players Resources, Inc.	—	CEOC S-4	—	3.195	10/29/2008

Exhibit T3B-106	Operating Agreement of Players Riverboat, LLC	X

Exhibit T3B-107	Bylaws of Players Services, Inc.	—	CEOC S-4	—	3.263	10/29/2008

Exhibit T3B-108	Amended and Restated Operating Agreement of Reno Crossroads LLC	—	CEOC S-4	—	3.51	10/29/2008

Exhibit T3B-109	Bylaws of Reno Projects, Inc.	—	CEOC S-4	—	3.197	10/29/2008

Exhibit T3B-110	Bylaws of Rio Development Company, Inc., as amended (f/k/a Marcor Development - Nevada, Inc.)	—	CEOC S-4	—	3.199	10/29/2008

Exhibit T3B-111	Bylaws of Robinson Property Group Corp.	—	CEOC S-4	—	3.99	10/29/2008

Exhibit T3B-112	Bylaws of Roman Entertainment Corporation of Indiana	—	CEOC S-4	—	3.66	10/29/2008

Exhibit T3B-113	Bylaws of Roman Holding Corporation of Indiana	—	CEOC S-4	—	3.68	10/29/2008

Exhibit T3B-114	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 1, LLC	—	CEOC S-4	—	3.271	10/29/2008

Exhibit T3B-115	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 2, LLC	—	CEOC S-4	—	3.273	10/29/2008

Exhibit T3B-116	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 3, LLC	—	CEOC S-4	—	3.275	10/29/2008

Exhibit T3B-117	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 4, LLC	—	CEOC S-4	—	3.277	10/29/2008

Exhibit T3B-118	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 5, LLC	—	CEOC S-4	—	3.279	10/29/2008

Exhibit T3B-119	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 6, LLC	—	CEOC S-4	—	3.281	10/29/2008

Exhibit T3B-120	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 7, LLC	—	CEOC S-4	—	3.283	10/29/2008

Exhibit T3B-121	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 8, LLC	—	CEOC S-4	—	3.285	10/29/2008

Exhibit T3B-122	Amended and Restated Operating Agreement of Showboat Atlantic City Mezz 9, LLC	—	CEOC S-4	—	3.287	10/29/2008

Exhibit T3B-123	Limited Liability Company Agreement of Showboat Atlantic City Operating Company, LLC	—	CEOC S-4	—	3.307	10/29/2008

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit T3B-124	Amended and Restated Operating Agreement of Showboat Atlantic City Propco, LLC	—	CEOC S-4	—	3.289	10/29/2008

Exhibit T3B-125	Bylaws of Showboat Holding, Inc.	—	CEOC S-4	—	3.297	10/29/2008

Exhibit T3B-126	Bylaws of Southern Illinois Riverboat/Casino Cruises, Inc.	—	CEOC S-4	—	3.62	10/29/2008

Exhibit T3B-127	Amended and Restated Operating Agreement of Tahoe Garage Propco, LLC	—	CEOC S-4	—	3.291	10/29/2008

Exhibit T3B-128	Amended and Restated Operating Agreement of TRB Flamingo, LLC	—	CEOC S-4	—	3.247	10/29/2008

Exhibit T3B-129	Bylaws of Trigger Real Estate Corporation	—	CEOC S-4	—	3.203	10/29/2008

Exhibit T3B-130	Bylaws of Tunica Roadhouse Corporation (f/k/a Sheraton Tunica Corporation)	—	CEOC S-4	—	3.16	10/29/2008

Exhibit T3B-131	Operating Agreement of Village Walk Construction, LLC	—	CEOC S-4	—	3.53	10/29/2008

Exhibit T3B-132	Amended and Restated Operating Agreement of Winnick Holdings, LLC	—	CEOC S-4	—	3.56	10/29/2008

Exhibit T3C*	Form of Indenture governing the Notes.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Disclosure Statement for the Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al., Chapter 11 of the Bankruptcy Code, dated June 28, 2016.	X

Exhibit T3E-2	Second Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc., et al., under Chapter 11 of the Bankruptcy Code, dated June 28, 2016.	X

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C).

Exhibit T3G*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3.

Exhibit 99.1*	List of subsidiaries of Caesars Entertainment Corporation

Exhibit 99.2	List of subsidiaries of Caesars Entertainment Operating Company, Inc.	X

Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date

Exhibit 99.3	Directors, executive officers and capitalization of the Expected Subsidiary Guarantors.	X

Exhibit 99.4	Principal ownership of voting securities of the Expected Subsidiary Guarantors.	X

*	To be filed by amendment.